Results of annual meeting of shareholders

Election of Directors and appointment of Auditors

Singapore and Port Moresby, June 24, 2014: InterOil Corporation (NYSE: IOC) (POMSoX: IOC) (“InterOil” or the “Company”) is pleased to announce that at its annual meeting of shareholders held in New York on June 24, 2014, all resolutions put before shareholders were approved.

Gaylen Byker, Michael Hession, Roger Lewis, Ford Nicholson, Sir Rabbie Namaliu, Samuel L. Delcamp and Sir Wilson Kamit were elected as Directors.

PricewaterhouseCoopers were reappointed as auditors of the company for the coming year.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea’s only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts

Singapore
Don Spector, Chief Financial Officer	David Wu, Vice President, Investor Relations
Don.Spector@InterOil.com	David.Wu@InterOil.com
Phone: +65-6507-0222	Phone: +65-6507-0222
The United States of America

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts

Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65-6507-0222	Australia John Hurst, Cannings jhurst@cannings.net.au Phone: +61 418 708 663

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